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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67771

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital City Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3789 Attucks Drive
(No. and Street)

Powell	OH	43065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Crawford	(614)485-3108	tecrawford@capitalcitypartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Road	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd crawford, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital City Securities, LLC, as of 4/1, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

BELLA GONZALEZ-DELGADO NOTARY PUBLIC MY COMM. EXP. 10-20-2027 STATE OF OHIO

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
■ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
■ (z) Other: SIPC-7

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Nick DiBartolomeo, CPA

Brian Schneider, CPA

Rick Dumas, CPA

James Peters, CPA



CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital City Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Capital City Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Capital City Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital City Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital City Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
April 1, 2025

Capital City Securities, LLC
STATEMENT OF FINANCIAL CONDITION
For the Years Ending in December 31, 2024 & 2023

	2024	2023
ASSETS		
Cash	$ 4,188	$ 73,363
Restricted cash and equivalents	50,000	50,000
Total Cash	54,188	123,363
Fees Receivable Direct Business	12,326	22,139
Receivable from broker-dealers and clearing organization	49,903	13,725
Accounts receivable - related party	474,107	314,113
Accounts receivable - employees	17,224	22,122
Other Assets	13,431	13,487
Total Current Assets	621,179	508,950
Long Term Assets	-	-
	$ 621,179	$ 508,950
LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable	$ 16,125	$ 17,510
Commission Payable	31,182	39,474
Other Liabilities	614	610
Total Current Liabilities	47,921	57,594
Long Term Liabilities	-	-
Total Liabilities	47,921	57,594
Members' Equity:		
Contributed Capital	205,000	205,000
Retained Earnings	368,258	246,356
Total Members' Equity	573,258	451,356
	$ 621,179	$ 508,950

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 3 1, 2024 AND 2023

Note 1 - Summary of Significant Accounting Policies

A.   Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division since May 29, 2008; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2024, the Company is licensed in 27 states, including Alaska, Alabama, Arizona, California, Colorado, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kentucky, Louisiana, Massachusetts, Michigan, Maryland, New York, North Carolina, New Jersey, Nevada, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, West Virginia and Virginia.

B.   Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C.   Cash

The Company maintains cash balances at one bank, one money market account and on deposit with FINRA. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2024. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and held at FINRA to be cash equivalents.

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades and monies owed it from licensed securities representatives for charges incurred at the firm. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1- Summary of Significant Accounting Policies-

E.   Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $301 and $301 in 2024 and 2023, respectively. Advertising is included in other expenses.

F.   Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts.

Commission expense is also recorded on a trade-date basis as security transactions occur.

G.   Accounts receivable

Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of the management, all receivables are considered collectable and no allowance was necessary at December 31, 2024 and 2023.

The receivable from broker-dealers and clearing organization is the net amount owed from NFS to the Company for dealer activity. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition.

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, the net balance owed to the Company is recorded as a receivable.

H.   Deposit with Clearing Organization

The deposit with clearing organization consists of $50,000 on deposit with RBC pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC, the Company is required to maintain this fund on deposit.

I.   Government and Other Regulations

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3],

Note 2 — Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3—3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker—dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the posse sion or control requirement under Rule 15c3—3.

Note 3 — Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3—l, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2024, $3,196, or $5,000. At December 31, 2024 the Company's net capital as defined by SEC Rule 15c3—l was $63,496 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3—l requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2024 the ratio was 0.57 to 1.

Note 4 — Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses. These services accounted for $33,159 in expenses during the year.

Note 5 — Income Taxes

The Company is recognized as a "pass—through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2024, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns

filed prior to 2021.

Note 6 — Pending Litigation

The Company has no pending litigation.

Note 7 - Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

Other accounting standards that have been issued or proposed by the FASB. or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Note 8 - Subsequent Events

Management has reviewed all events subsequent to December 31, 2024, up to the date of audit report (April 1, 2025) and has not encountered any subsequent events that affect the current financial statements or that require additional disclosure.

Note 9 – Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote. As of December 31, 2024, the Company has not accrued for any such claims or other contingencies.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony, and information in connection with various aspects of its regulated activities.

Note 10 – The Company

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services, including principal transactions, agency transactions, investment banking, investment advisory and insurance business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Capital City Securities, LLC
STATEMENT OR OPERATIONS
For the years ending December 31,   2024 & 2023

	2024	2023
Revenues :		
Commissions	$ 538,465	$ 750,746
Other Income	56,266	86,903
Total Revenues	594,731	837,649
Expenses :		
Commissions	297,066	476,505
Clearing House Charges	67,555	52,986
Licenses, Dues and Subscriptions	11,329	2,951
Professional Fees	45,739	56,774
Insurance	18,089	35,839
Office Rent	7,341	7,827
Other	25,710	24,805
Total Expenses	472,829	657,687
Net Income	$ 121,902	$ 179,962

See accompanying notes to financial statements

Capital City Securities, LLC

STATEMENT OF CASH FLOWS

For the Years Ending December 31, 2024 & 2023

	2024	2023
Cash flows from Operating Activities:		
Net Income	$ 121,902	$ 179,962
Adjustments to reconcile Net Income to Net Cash		
from operating activities:		
(Increase) Decrease in :		
Fees Receivable	9,814	(5,492)
Receivable from broker-dealers and clearing organization	(36,178)	840
Accounts Receivable - related party	(159,994)	(139,844)
Accounts Receivable - employees	4,898	(4,235)
Other Assets	56	(142)
Increase (Decrease) in :		
Accounts Payable	(1,385)	(26,250)
Commission Payable	(8,292)	24,745
Other Liabilities	4	123
Total Adjustments	(191,077)	(150,255)
Net Cash From Operating Activities	(69,175)	29,707
Cash flows from Investing Activities:	-	-
Cash flows from Financing Activities:		
Contributions	-	-
Distributions	-	-
Net Cash From Financing Activities	-	-
Net Increase (Decrease) in Cash	(69,175)	29,707
Cash and Restricted Cash at beginning of period	123,363	93,656
Cash and Restricted Cash at end of period	$ 54,188	$ 123,363
Supplemental Disclosures:		
Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

See accompanying notes to financial statements

Capital City Securities, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Years Ending December 31, 2024 & 2023

	2024	2023
Contributed Capital :		
Balance at Beginning of Year	$ 205,000	$ 205,000
Contributions	-	-
Balance at End of Year	$ 205,000	$ 205,000
Retained Earnings:		
Balance at Beginning of Year	$ 246,356	$ 66,393
Net Income	121,902	179,963
Contributions	-	-
Distributions	-	-
Balance at End of Year	$ 368,258	$ 246,356
Total Members' Equity	$ 573,258	$ 451,356



Nick DiBartolomeo, CPA

Brian Schneider, CPA

Rick Dumas, CPA

James Peters, CPA

CPA GROUP

April 1, 2025

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

In connection with our audit of the financial statements and supplemental information of Capital City Securities, LLC (the Company) for the year ended December 31, 2024, we have issued our report thereon dated April 1, 2025. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 2034. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2024. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2024 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for Securities Transactions and Revenue Recognition. Revenues are completely earned when the transaction occurs. Changes in this policy could materially affect the valuation of receivables and revenue in a particular period.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on

financial condition or operating performance is material. The Company's critical accounting estimates affecting the financial statements were:

> Management's revenue recognition policy. Revenues are completely earned when the transaction occurs. We evaluated the key factors and assumptions used to develop these valuation estimates in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. Based on our testing, we noted no issues that require reporting to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's **SEC Rule 15c3-3 Exemption Report**, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the entity's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditor's report.

Based on our audit of the Company's financial statements, we do believe that there is a going concern issue. There have been several years of large losses that require significant capital contributions from the owners. Currently, there are no major plans in place to boost profitability. Timely capital contributions have been used to cover excess operating expenses. Our audit report will be modified with respect to these facts.

This report is intended solely for the use of the Audit Committee, Board of Directors,

and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC

April 1, 2025

CAPITAL CITY SECURITITIES, LLC

As of December 31, 2024

Schedule I

Computation of Net Capital Under Rule 15c3 1

of the Securities and Exchange Commission

Total ownership equity qualified		
for net capital		$573,258
Increase (Decrease)		
Non-allowable assets		
Accounts receivable – related party	474,107	
Accounts receivable – employee	17,224	
Other assets	13,431	-504,762
Haircuts on securities		-
Audited Net Capital		$68,496
6 2/3% of Aggregate Indebtedness		3,196
Minimum Net Capital Requirement – Greater of $5,000 or 6 2/3% of		
Aggregate Indebtedness		5,000
Excess Net Capital		63,496
Net capital less the greater of 120% of the Minimum Net		
Capital Requirement ($6,000), or 10% of Aggregate		
Indebtedness	$4,792	$62,496

CAPITAL CITY SECURITIES, LLC
As of December 31, 2024

Schedule II
Schedule of Aggregate Indebtedness

Computation of aggregate indebtedness:

Accounts payable	$16,125
Commissions payable	31,182
Other liabilities	614
	$47,921

Ratio of aggregate indebtedness to net capital	0.77 to 1

Schedule III
Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Total ownership equity qualified
for net capital $573,258

Increase (Decrease)

Non-allowable assets

Accounts receivable – related party		474,107
Accounts receivable – employee	17,224	
Other assets	13,431	-504,762

Haircuts on securities   -

Audited Net Capital   68,496

Unaudited Net Capital per Focus Report   58,710

-$9,786

The difference is due to prepaid expense and accounts payable that were adjusted after the
FOCUS report filing.

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5- "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(l) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2023, without exception.

Capital City Securities, LLC

I, Todd Crawford swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Todd Crawford
President
March 31, 2025



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Capital City Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital City Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital City Securities, LLC stated that Capital City Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital City Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital City Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
April 1, 2025

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital City Securities, LLC (an Ohio limited liability corporation) as of December 31, 2024 and 2023, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital City Securities, LLC's management. Our responsibility is to express an opinion on Capital City Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital City Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 , and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Capital City Securities, LLC's financial statements. The supplemental information is the responsibility of Capital City Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Capital City Securities, LLC"s auditor since 2011.
Columbus, Ohio
April 1, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CAPITAL CITY SECURITIES LLC	8-67771

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 594,731.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	$ 0.00	
	b	Net loss from principal transactions in securities in trading accounts.	$ 0.00	
	c	Net loss from principal transactions in commodities in trading accounts.	$ 0.00	
	d	Interest and dividend expense deducted in determining item 1.	$ 0.00	
	e	Net loss from management of or participation in the underwriting or distribution of securities.	$ 0.00	
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	$ 0.00	
	g	Net loss from securities in investment accounts.	$ 0.00	
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 594,731.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 362,825.00	
	b	Revenues from commodity transactions.	$ 0.00	
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 70,267.00	
	d	Reimbursements for postage in connection with proxy solicitations.	$ 0.00	
	e	Net gain from securities in investment accounts.	$ 1,218.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 0.00	
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 0.00	
	h	Other revenue not related either directly or indirectly to the securities business.	$ 41,514.00	

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 0.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 0.00		
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 475,824.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 118,907.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 178.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 92.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 92.00		
d	Add lines 11a through 11c		$ 92.00	
12	**LESSER** of line 10 or 11d.			$ 92.00
13 a	Amount from line 8		$ 178.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 92.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 86.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 86.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67771	DEA: FINRA	2024	Dec

MEMBER NAME CAPITAL CITY SECURITIES LLC
MAILING ADDRESS 3789 ATTUCKS DR
POWELL, OH 43065
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CAPITAL CITY SECURITIES LLC	TODD EDWARD CRAWFORD
(Name of SIPC Member)	(Authorized Signatory)
2/28/2025	tecrawford@capitalcitypartners.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.